May 26, 2023
Stephen Kim
Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Visa Inc. Form 10-K for Fiscal Year Ended September 30, 2022 File No. 001-3397
Mr. Kim and Mr. Shenk:
In connection with Visa Inc.’s (“Visa” or the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) for the fiscal year ended September 30, 2022 (the “2022 10-K”), we are writing in response to the Staff’s comments as transmitted to Visa by letter dated May 16, 2023.
For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Page numbers cited in our responses refer to the applicable page in our 2022 10-K.
Overview, page 4
1.You disclose that 4.1 billion credentials were available.  Please tell us and revise to disclose how you define this term.
A credential or payment credential refers to a Visa card account that has been issued and is available for use in a transaction. We use the terms “payment credential” and “Visa card account” interchangeably with our users of financial statements.
We will revise our disclosure in our Form 10-K for the fiscal year ended September 30, 2023 (the “2023 10-K”) substantially as follows (new text underlined):
“During fiscal year 2022, Visa’s total payments and cash volume was $14 trillion, and 4.1 billion payment credentials, or Visa card accounts, were available worldwide to be used at more than 80 million merchant locations, plus an estimated 20 million locations through payment facilitators.”

2.To make it clear what type of revenues you earn from various customer categories, consider providing illustrative examples of transactions and the money flows between you and participating parties, including the types of revenues you earn from each party and the basis on which the amount of your fee is determined.  For example, we note from your disclosure that issuers charge acquirers an "interchange reimbursement fee” and acquirers charge merchants a "merchant discount rate,” but it is not clear whether your fees relate to or are derived from those fees of other transaction information, such as transaction value.
Visa facilitates money movement and payments in domestic and cross-border transactions among consumers, issuers, acquirers and merchants. Our net revenues include: service revenues, data processing revenues, international transaction revenues, other revenues and client incentives. Service revenues are calculated on the basis of payments volume on Visa-branded cards, and the number of processed transactions on our payments network is the primary driver for our data processing revenues. Cross-border payments volume is the primary driver of our international transaction revenues. Other revenues can include drivers such as number of cards, subscriptions, services tied to advisory and marketing engagements, card benefits and license fees for the use of Visa’s brands. Client incentives, which are earned by the clients, are primarily tied to payments volume including cross-border payments volume, processed transactions and number of cards. Please refer to our response to comment 14 for a description of these revenue categories.
For all revenue categories other than other revenues and client incentives, Visa earns revenue by charging fees to the issuers and acquirers irrespective of customer category. We earn revenue from both the issuer and acquirer on each transaction. We do not earn revenue directly from merchants or consumers, except for acceptance related services provided directly to merchants. The fees we receive from issuers or acquirers are not derived from interchange reimbursement fees or merchant discount rates.
We have respectfully considered the Staff’s comments and will include cross-references in “Our Core Business” section of our 2023 10-K to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 1 – Summary of Significant Accounting Policies of our consolidated financial statements, which include disclosures on how we earn and recognize our revenues.
3.The pie chart on page 6 depicting the split of your 2022 revenues includes the term “value added services” under both other revenues and data processing revenues.  Please revise to be more descriptive of such services or explain why value added services revenues are included in both categories.
We provide products and solutions that add value for our clients in the payments ecosystem and refer to these as value added services (“VAS”). Value added services represent an opportunity for us to diversify our revenue with products and solutions that differentiate our network, deepen our client relationships and deliver innovative solutions across other networks.

Valued added services include:
•issuing solutions, such as Visa DPS and certain card benefits (e.g., airport lounge access and concierge services);
•acceptance solutions, such as Cybersource;
•risk and identity solutions;
•open banking; and
•advisory services, such as marketing.
The majority of our revenue derived from our VAS is included within data processing revenues. We also reflect certain revenue derived from VAS within other revenues.
We will revise our description of data processing revenues and other revenues in our 2023 10-K substantially as follows (new text underlined):
•$14.4B Data Processing Revenues
Earned for authorization, clearing, settlement; value added services related to issuing, acceptance, and risk and identity solutions; network access; and other maintenance and support services that facilitate transaction and information processing among our clients globally.
•$2.0B Other Revenues
Consist mainly of value added services related to advisory, marketing and certain card benefits; license fees for use of the Visa brand or technology; and fees for account holder services, certification and licensing.
Business
Competition, page 13
4.On page 62 you refer to yourself as a “payments network service provider.”  We note your use of the terms “payment processors” and “processors,” for example on pages 14 and 22. Payment processors and global or multi-regional networks are listed as electronic payments competitors of yours.  Please tell us and revise to disclose how you define processors and how you differentiate them from networks.  Please also define payment facilitators.
We define a “payments network service provider” as a provider that facilitates payment processing through its proprietary payments network and branded payment products. A payments network service provider can also provide authorization, clearing and settlement services.
A “payment processor” performs processing services on behalf of an issuer or acquirer through a third-party payments network. A “payment facilitator” is a financial technology company that provides payment acceptance services to merchants on behalf of an acquirer.
We will revise our disclosure in our 2023 10-K substantially as follows (new text underlined):
During fiscal year 2022, Visa’s total payments and cash volume was $14 trillion, and 4.1 billion payment credentials, or Visa card accounts, were available worldwide to be used at more than 80 million merchant locations, plus an estimated 20 million locations through payment facilitators.(1)
(1)Payment facilitators are financial technology companies that provide payment acceptance services to merchants on behalf of acquirers. Data provided to Visa by acquiring institutions and other third parties as of June 30, 2022.
In addition, we will revise our disclosure in the Competition section of our 2023 10-K substantially as follows (new text underlined):
Payment Processors: Payment processors perform processing services on third-party payments networks on behalf of issuers or acquirers. We compete with payment processors for the processing of Visa transactions. These processors may benefit from mandates requiring them to handle processing under local regulation. For example, as a result of regulation in Europe under the Interchange Fee Regulation (IFR), we may face competition from other networks, processors and other third parties who could process Visa transactions directly with issuers and acquirers.
5.On page 13, you disclose 244 billion “transactions” for calendar year 2021. On page 37 you disclose 164.7 billion “processed transactions” for the fiscal year ended September 30, 2021.  Please tell us whether these two figures (for different periods) both measure the same type of transactions and, if so, why the amounts varied significantly for the two twelve-month periods.
The 164.7 billion “processed transactions” figure refers to transactions on Visa-branded payment credentials that are processed on Visa’s networks and includes cash transactions on PLUS brands. The 244 billion “transactions” refers to the number of transactions on Visa-branded payment credentials, excluding cash transactions on PLUS brands, processed on any payments network, including Visa’s networks. The “transactions” amount is significantly greater than the “processed transactions” amount primarily because it includes transactions on Visa-branded payment credentials that are processed by other payments networks. In addition, the two figures also represent different twelve-month periods. We will revise our disclosure in our 2023 10-K to clarify the differences between the two figures.
6.In the table on page 13, please revise to disclose that the difference between “payments volume” and “total volume” and, if such difference is cash volume, describe cash volume.
We will supplement our disclosure in our 2023 10-K by adding footnote 2 (underlined below) to explain that the difference between total volume and payments volume is cash volume.

The following chart compares our network with certain network competitors for calendar year 2021(1):

	Visa	Mastercard	American Express	JCB	Diners Club
Payments Volume ($B)	10,894	5,975	1,274	325	207
Total Volume ($B)(2)	13,508	7,723	1,284	335	219
Total Transactions (B)	244	140	9	5	3
Cards (M)	3,936	2,579	122	144	66
(1)Mastercard, American Express, JCB and Diners Club / Discover data sourced from The Nilson Report issue 1224 (July 2022). Includes all consumer, small business and commercial credit, debit and prepaid cards. Mastercard excludes Maestro and Cirrus figures. American Express, Diners Club / Discover, and JCB include business from third-party issuers. JCB figures include other payment-related products and some figures are estimates.
(2)Total volume is the sum of payments volume and cash volume. Cash volume generally consists of cash access transactions, balance access transactions, balance transfers and convenience checks.
Risk Factors
Merchants' and processors' continued to push to lower acceptance costs..., page 23
7.Please revise to explain the term acceptance costs.
We will revise our disclosure in our 2023 10-K to define acceptance costs substantially as follows (new text underlined):
Merchants’ and processors’ continued push to lower acceptance costs and challenge industry practices could harm our business.
We rely in part on merchants and their relationships with our clients or their agents to maintain and expand the use and acceptance of Visa products. Certain merchants and merchant-affiliated groups have been exerting their influence in the global payments system in certain jurisdictions, such as the U.S., Canada and Europe, to attempt to lower ~~their~~ acceptance costs paid by merchants to acquirers or their agents to accept payment products or services, by lobbying for new legislation, seeking regulatory intervention, filing lawsuits and in some cases, surcharging or refusing to accept Visa products. …
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Release of Preferred Stock, page 33
8.Please revise to disclose the impact of the release of preferred stock on your financial position, results of operations, and cash flows, if any.

The release of preferred stock converts shares of series B or C preferred stock to shares of series A preferred stock. As such, there is no financial statement impact other than the changes in share-related disclosures.
We will supplement our existing disclosure in our 2023 10-K substantially as follows:
The release and conversion of our series B and C preferred stock and issuance of series A preferred stock does not impact Visa’s financial position, results of operations or cash flows.
Litigation Provision, page 34

9.We note your disclosure that you recover the monetary liabilities related to U.S. covered litigation through a downward adjustment to the rate at which class B common convert to class A common.  Please tell us and revise to disclose to what extent this impacted earnings per share for either class, if any.
When a downward adjustment to the conversion rate for class B common shares occurs, the net income allocation is adjusted under the two-class method of earnings per share calculation.
We will supplement our existing disclosure in our 2023 10-K substantially as follows:
For the fiscal year ended September 30, 2022, basic earnings per class A common stock increased $0.01 and diluted earnings per class A common stock was unchanged, as a result of the downward adjustment of the class B common stock conversion rate during the period.
Results of Operations
Operating Expenses, page 39
10.You disclose that general and administrative expenses include card benefits.  Please tell us and revise to disclose the nature of card benefits.
Card benefits include costs associated with services provided by third-party providers to Visa cardholders such as airport lounge access, extended cardholder protection and concierge services.
We will revise our disclosure in our 2023 10-K substantially as follows (new text underlined):
General and administrative expenses consist mainly of card benefits, such as costs associated with airport lounge access, extended cardholder protection and concierge services; facilities costs; indirect taxes; travel and meeting costs; foreign exchange gains and losses; and other corporate expenses incurred in support of our business.
Consolidated Balance Sheets, page 52
11.We note your balance sheet includes client incentives in current assets, long-term assets, current liabilities, and long-term liabilities (in other liabilities).  Please revise your disclosure in “Client Incentives” on page 63 to clarify how upfront or in arrears client incentive payments are recognized in your balance sheets.
We will revise the disclosure in our 2023 10-K substantially as follows (new text underlined):

The Company enters into long-term contracts with financial institution clients, merchants and strategic partners for various programs that provide cash and other incentives designed to increase revenue by growing payments volume, increasing Visa product acceptance, winning merchant routing transactions over to Visa’s network and driving innovation. Incentives are classified as reductions to revenues within client incentives, unless the incentive is a cash payment made in exchange for a distinct good or service provided by the customer, in which case the payment is classified as operating expense. The Company generally capitalizes upfront and fixed incentive payments as client incentive assets under these agreements when paid and amortizes the amounts as a reduction to revenues ratably over the contractual term. Incentives that are earned by the customer based on performance targets are recorded when earned and disclosed as client incentive liabilities and as reductions to revenues based on management's estimate of each client's future performance. These accruals are regularly reviewed and estimates of performance are adjusted, as appropriate, based on changes in performance expectations, actual client performance, amendments to existing contracts or the execution of new contracts. Client incentives assets and liabilities are classified on the consolidated balance sheets as current or long-term based on a twelve-month operating cycle.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 58

12.Please tell us your basis for presenting client incentives in both “adjustments to reconcile net income to net cash provided by operating activities” and “change in operating assets and liabilities.”
Visa presents its statements of cash flows using the indirect method. Under the indirect method, net cash flows from operating activities are determined by adding back or deducting from net income those items that do not affect cash from operations during the period.
The Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 230-10-45-28 requires adjusting net income of a business entity to remove both of the following: (a) the effects of all deferrals of past operating cash receipts and payments, such as changes during the period in inventory, deferred income, and the like, and all accruals of expected future operating cash receipts and payments, such as changes during the period in receivables and payables; and (b) all items that are included in net income of a business entity that do not affect net cash provided from, or used for, operating activities such as depreciation of property, plant, and equipment and amortization of finite-life intangible assets. In accordance with ASC 230-10-45-29, entities are encouraged to provide further breakdown of accruals of expected future operating cash receipts and payments, or other categories that they consider meaningful.
Visa adds back client incentives to net income within “adjustments to reconcile net income to net cash provided by operating activities” as earning of client incentives is non-cash in nature. This adjustment is for incentives earned by our customers during the period and the company considers separate presentation of this add back to be meaningful for users of our financial statements as it can be easily reconciled to the disaggregated revenue disclosure in Note 3 – Revenues.

The client incentives presentation within “change in operating assets and liabilities” reflects changes in working capital accounts. The alternative cash flow presentation would be to net these two balances, giving users of financial statements less information about the significant incentives earned by and paid to clients each reporting period.
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 62
13.Please tell us and revise to disclose the parties you consider to be your customers under ASC 606.  Please also clarify what types of revenues you earn from each of these customer categories.
A customer is defined in ASC 606 as a “party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The Joint Transition Resource Group has further clarified that “an entity’s customers include those in the distribution chain and might include a customer’s customer that extends beyond those in the distribution chain.”
Visa delivers its payments network services directly to issuers and acquirers, who provide those services to others within the distribution chain: the consumers and merchants. Consumer relationships belong to, and are managed by, the issuer, and merchant relationships belong to, and are managed by, the acquirer. All parties in the payments network must perform to execute a single transaction, where each participant abides by defined requirements associated with the use of our brand, operations and payments network. Therefore, Visa considers all parties in our payments network as customers.
Visa earns revenue by charging fees to the issuers and acquirers for providing payment services through our payments network; we do not earn revenue directly from merchants or consumers, except for acceptance related services directly provided to merchants. The Company earns net revenues primarily from issuers and acquirers, which includes service revenues, data processing revenues, international transaction revenues, other revenues and client incentives.
We will supplement our disclosure in our 2023 10-K substantially as follows:
Visa delivers its payments network services directly to issuers and acquirers, who provide those services to others within the distribution chain: the merchants and consumers. Visa considers all parties in Visa’s payments network as customers. The Company earns net revenues primarily from issuers and acquirers, which includes service revenues, data processing revenues, international transaction revenues, other revenues and client incentives.
14.You disclose that you recognize revenue as the “payments network services” are performed and that fixed fees for “payments network services” are generally recognized ratably over the related service period.  Please describe payments network services and clarify how they relate to the listed revenue categories (service revenues, data processing revenues, international transactions revenues and other revenues).

Payments network services include Visa’s primary services of authorization, clearing and settlement of purchase transactions as well as related services provided in the facilitation of money movement. When a customer presents payment credentials to a merchant to pay for goods or services, the merchant sends the transaction information through the payments service provider’s payments network to the credential holder’s issuing financial institution. If the issuer determines the credential holder has sufficient credit or funds available, it approves or authorizes the transaction.
At clearing, the payments network service provider collects data about a transaction from the acquirer, validates the information by matching it against the authorization and then calculates fees, values the transaction, and delivers it to the issuer for settlement.
Settlement represents the day-end accounting of each transaction, including the transaction amount, fees and charges that the payments network clears and the reporting of the net financial positions of each client. Related to settlement, Visa guarantees the settlement of non-fraudulent purchase transactions, agreeing to settle to the acquirer even in the event that an issuer fails to settle transactions.
•Service revenues predominantly represent revenues with respect to Visa’s obligation to stand ready to provide continuous access to our payments network and related services with respect to Visa-branded payments programs. Also included in service revenues are acceptance revenues which are designed to grow merchant acceptance of Visa payment credentials and support other volume growth initiatives.
•Data processing revenues represent revenues for authorization, clearing and settlement on our payments network; value added services related to issuing, acceptance, and risk and identity solutions; network access; and other maintenance and support services that facilitate transaction and information processing globally.
•International transaction revenues are earned from cross-border transaction processing and currency conversion when the country where the transaction originates is different from the country where the payment credential was issued.
•Other revenues consist mainly of value added services related to advisory, marketing and certain card benefits; license fees for use of the Visa brand or technology; fees for account holder services, certification and licensing.
•Client incentives consist mainly of cash and other incentives designed to increase revenue by growing payments volume, increasing Visa payment credential acceptance, winning merchant routing transactions over to Visa’s network and driving innovation. Client incentives represent (a) amortization of capitalized upfront and fixed incentive payments, when such payment is not made in exchange for a distinct good or service provided by the client, and (b) incentives that are earned by the client based on performance targets and calculated based on management's estimate of each client's future performance each reporting period.

15.We note your disclosure that service revenues consist of revenues earned for services provided in support of client usage of Visa payment services.  Please tell us and revise to describe in more detail the nature of these services.
Service revenues predominantly represent revenues with respect to Visa’s promise to provide continuous access to the payments network and stand ready to provide transaction processing and related services with respect to Visa-branded payments programs. Also included in service revenues are acceptance revenues which are designed to grow merchant acceptance of Visa payment credentials and support other volume growth initiatives.
We will revise our disclosure in our 2023 10-K substantially as follows (new text underlined):
Service revenues consist mainly of revenues earned for services provided in support of customer usage of Visa payment services. These revenues include fees related to payments volumes processed. Visa’s obligation is to stand ready to provide continuous access to our payments network and related services with respect to Visa-branded payments programs.
16.You state that service revenues are “primarily assessed” using a calculation of current [quarter’s] pricing applied to the prior [quarter’s] payment volume.  Please describe for us in more detail how service revenues are measured and recognized.  Please tell us what you mean by “primarily” and whether your use of the term “assessed” means levied/charged, determined/recognized (in an accounting sense), or something else.  In your response, please tell us why these service revenues for a period are based on a prior period’s payment volume and whether these assessed service revenues represent the contractual amount due for the current period or an estimate of the amount due based on prior period volume.  Finally, please tell us why other service revenues assessed to support ongoing acceptance and volume growth initiatives are able to be measured in the same period in which the related volume is transacted.  For these other service revenues, please tell us when such amounts are assessed relative to the timing of the related transaction volume.
The predominant component of service revenues relates to Visa’s obligation to stand ready to provide continuous access to our payments network and related services with respect to Visa-branded payments programs. This component of service revenues is primarily assessed using a calculation of current quarter’s pricing applied to prior quarter’s volumes. The other component of service revenues includes acceptance revenues, which are designed to grow merchant acceptance of Visa payment credentials and support other volume growth initiatives, and is recognized in the same period the related volumes are transacted.
The word “primarily” is used to indicate that the predominant component of service revenues is related to Visa’s obligation to stand ready to provide continuous access to Visa’s payments network and related services with respect to Visa-branded payments programs and is contractually based on the application of our current pricing to a customer’s prior quarter payments volumes. Payments volume represents the aggregate dollar amount of purchases made with cards and other form factors carrying the Visa, Visa Electron, V PAY and Interlink brands and excludes Europe co-badged volume and cash volume.

Visa confirms that the term “assessed” means levied, charged, determined and recognized in an accounting sense as the amount is contractually owed by the customer and is recognized in our financial statements. Visa confirms that assessed service revenues represent the contractual amount due for the current period which is calculated based on prior quarter volumes as noted above. This component of service revenues is defined in the Visa fee schedule to be assessed using current quarter pricing applied to prior quarter payments volume. For example, if a client generated actual payments volume of $10 billion in the quarter ended June 30, 2022 and the applicable volume-based service fee rate was hypothetically 0.1% for the quarter ended September 30, 2022, the client would be charged a fee of $10 million in the quarter ended September 30, 2022, regardless of the payments volume it generated during the September quarter.
The other component of service revenues includes acceptance revenues assessed to grow ongoing merchant acceptance of Visa payment credentials and support other volume growth initiatives. These revenues are processed on Visa’s payments network and are earned and billed using current quarter volumes.
17.We note you provide gateway services through Cybersource.  Please tell us how these revenues are categorized.
Cybersource services primarily consist of transaction processing services and are recorded in data processing revenues.
Note 3 - Revenues, page 66
18.We note your presentation of disaggregated revenue on a gross basis, excluding the impact of client incentives. Please tell us whether you are able to allocate incentives to individual categories and present such disaggregated information on a net basis.
Revenues recorded in Visa’s individual categories represent the negotiated and contractually established transaction price for specific services. The transaction price for each specific service is reported net of discounts attributable to individual services or fees. Discounts are forms of variable consideration to the transaction price, not payments to customers and thus not classified as client incentives. For example, if the contract with a customer includes a percentage, fixed or variable discount, the Company’s accounting policy is to directly offset the respective revenue category.

Client incentives are a pool of funds provided to customers, either upfront or subsequent to performance, that are separate from the negotiated transaction price of each service, which are negotiated as a package for their overall participation in our network. These incentives are payments to customers, or consideration payable to customers, and a reduction to the total transaction price of the customer contract and are therefore reported as client incentives as earned by customers throughout the contract term. A single transaction within the Company’s payments network generally results in multiple fees that are reported in distinct revenue categories. Client incentives earned because of that transaction do not correlate to a particular revenue category. We do not allocate incentives to individual revenue categories as they are not earned or tracked as such. Any allocation method would be subjective and, we believe, could be misleading to users of financial statements as reported disaggregated revenues could become more variable as they would not be based on economic factors and performance, but rather nuances of an allocation model.
19.We note that you disaggregate revenue by four “revenue categories” (service, data processing, international transaction, and other) and by two geographical categories (U.S. and international).  Please tell us how you considered the requirement of ASC 606-10-50-5 and 55-89 through 55-91 in determining your disclosure of disaggregated revenue from contracts with customers including the disclosure of additional disaggregated information.  In this regard, we note from page 7 for example that you seek to grow revenue in three primary areas – consumer payments, new flows, and value-added services, and that, according to remarks on your fourth quarter 2022 earnings call, each of these grew in excess of 20%, and that new flows and value-added services are approximately one-third of revenues.  We also note prepared remarks discussing progress on business initiatives and sales results in specific geographic regions.  Finally, we note your business section discusses additional product offerings such as Visa Direct and that you earn revenue from various types of entities (such as financial institutions and merchants, etc., as described in your business disclosure).
ASC 606-10-50-5 and 55-89 through 55-91 require Visa to disaggregate revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. While ASC 606 provides examples of categories that may be used to achieve the disaggregation objective, an entity’s revenue disaggregation disclosure is based on specific facts and circumstances and requires significant judgment.
As a payments network service provider, Visa’s obligations to the customer are to provide continuous access to our payments network, stand-ready transaction processing services (authorization, clearing and settlement), as well as cross-border transaction processing and currency conversion activities.

Fees related to these services are primarily measured by payments or transaction volume, number of cards issued and transactions processed. Depending on the specific services provided, revenues are recorded through service revenues, data processing revenues, international transaction revenues, other revenues and client incentives. This disaggregation aligns with the way Visa runs its business and reviews data with our Chief Operating Decision Maker (CODM) on a regular basis. The disaggregation is also central to our financial statements disclosures and is consistently referred to in earnings releases and investor presentations.
Management believes its current revenue disaggregation serves users of financial statements well as the disaggregated revenue categories generally do not individually move in tandem and during periods of rapid economic changes provide key insights into Visa’s business. This was evident during the COVID-19 pandemic, where significant changes were seen in revenue overall but impacts to international transaction revenues were amplified. Similarly, when Visa suspended its operations in Russia, data processing revenues were particularly impacted due to the unique arrangements that were in place in Russia.
Visa’s goals include accelerating revenue growth by deepening partnerships with clients by driving higher services utilization of existing services, referred to as value added services, and capturing new sources of money movement, referred to as new flows. References to these growth strategies have been made to provide insights to users of financial statements on Visa’s progress and execution of growing net revenues, which includes service revenues, data processing revenues, international transaction revenues, other revenues and client incentives.
As is required under ASC 606, management has considered if these growth strategies meet the definition of categories to be disclosed as disaggregated revenues. Visa has concluded that these growth strategies and limited references do not qualify as categories of revenue to be disaggregated. Only limited references to the growth strategies have been presented; the focus of Visa’s filings, disclosures and earnings calls are on our existing revenue disaggregation categories. Visa’s growth strategies have not significantly changed how the CODM uses disaggregated revenue information to evaluate financial performance or allocate resources.
Visa’s disclosure of disaggregated revenues in two geographies is primarily due to the fact that Visa’s U.S. revenues are approximately half of Visa’s net revenues and no other individual country generated 10% or more of total net revenues for the fiscal year ended September 30, 2022. Given that fact, and in compliance with the disclosure principles of ASC 606, Visa provides relevant geographical revenue breakdown information of U.S. revenues, which is one of Visa’s most important markets, and all other international revenues.
Visa periodically discloses individual new contracts and services, including Visa Direct, to share important client wins in relevant geographies as these disclosures provide insights to users of the financial statement of how Visa is performing and how the business changes over time. This practice of referencing specific client agreements or individual new products or activities is common across many industries.

As is required under ASC 606, we have considered if disclosed geographical regions or individual services meet the disclosure objectives of categories to be disclosed as disaggregated revenues. Visa has concluded that limited references to individual countries or sub-regions and individual services, such as Visa Direct, do not qualify as categories of revenue to be disaggregated. References to individual client agreements have not led to any financial statement revenue disclosures using different geographical regions nor have different geographical regions been presented outside the financial statements in earnings releases, annual reports or investor presentations. References to individual countries or regions have also not changed how the CODM uses information to evaluate financial performance or make resource allocation decisions.
While Visa tracks revenues from certain financial institutions for purposes of U.S. GAAP compliance disclosures, namely relating to concentration of business, Visa’s CODM does not regularly review revenues by individual financial institutions, merchants or other participants in the payments network, nor does Visa report such revenues internally or externally on a regular basis. Consequently, Visa management has concluded that revenues from certain financial institutions do not qualify as a category of revenue to be disaggregated.

*    *    *

If you have any questions concerning the foregoing, please contact me at (650) 432-5751.

Sincerely,
/s/ Peter Andreski
Peter Andreski
Global Corporate Controller, Chief Accounting Officer

cc:    Vasant Prabhu, Vice Chair, Chief Financial Officer, Visa Inc.